UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42461

SKYLINE BUILDERS GROUP HOLDING LIMITED

(Registrant’s Name)

Office A, 15/F, Tower A, Capital Tower,

No. 38 Wai Yip Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information contained in this report

On March 31, 2026, Skyline Builders Group Holding Limited, a Cayman Islands exempted company with limited liability (the “Company”), entered into a senior unsecured convertible note purchase agreement dated March 31, 2026 with an investor for an offering of $3,000,000 of the Company’s senior unsecured convertible notes (the “Note”) in a private placement (the “Reg D Private Placement”) pursuant to Regulation D under the Securities Act of 1933, as amended (the “Securities Act”).

The Reg D Private Placement closed on March 31, 2026. The Note is convertible into the Company’s class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”) at a conversion price of $2.40 per share, subject to certain anti-dilution adjustments, that are subject to a floor of $1.50 per share (such shares are referred to as the “Note Conversion Shares”). The conversion price of the Note is also subject to other customary adjustments for share splits, recapitalizations, reorganizations and similar transactions.

The gross proceeds of the Private Placement was $3,000,000, before deducting placement agent fees and other offering expenses that were paid by the Company. The Company intends to use the net proceeds from the Private Placement for general working capital and other general corporate purposes.

In connection with the Private Placement, the Company also entered into a Placement Agency Agreement, dated March 31, 2026 (the “Placement Agency Agreement”), with Dominari Securities LLC (“Dominari”). As compensation for its services, the Company paid Dominari a cash fee equal to eight percent (8.0%) of the aggregate gross proceeds of the purchase price paid by the investors in the Private Placement and a cash fee equal to 1% of the aggregate purchase price paid by the investor in the Private Placement for non-accountable expenses. Dominari also received non-callable warrants (the “Placement Agent Warrants”) exercisable for a number of the Company’s Class A Ordinary Shares equal to eight percent (8%) of the Class A Ordinary Shares underlying the Note on the closing date. The Placement Agent Warrants have an exercise price of $2.40 per share, subject to customary adjustments for stock splits, recapitalizations, reorganizations and similar transactions. In addition, the Company has agreed to pay expenses of Dominari’s legal counsel and other out-of-pocket expenses in an amount not to exceed $50,000 for the Private Placement.

On March 31, 2026, the Company also entered into Registration Rights Agreement (the “Registration Rights Agreement”) with the purchaser of the Note and Dominari, pursuant to which the Company has agreed to file a registration statement on Form F-1 (or other suitable form) with the U.S. Securities and Exchange Commission (the “SEC”) within sixty (60) business days after the later of (i) the closing date or (ii) escrow release date (as defined in the senior unsecured convertible note purchase agreement) for the resale of the Note Conversion Shares and the shares underlying the Placement Agent Warrants.

On March 31, 2026, in connection with the closing of the Private Placement, each officer and director of the Company entered into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which they agreed not to sell, transfer or otherwise dispose of any their Class A Ordinary Shares (or any securities convertible into, exercisable for, or exchangeable for Class A Ordinary Shares) for a period of one hundred eighty (180) days following the later of the closing date or effective date of the Registration Statement filed pursuant to the Registration Rights Agreement.

The securities issued and sold by the Company in the Private Placement and the Class A Ordinary Shares underlying such securities, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements of the Securities Act and such state securities laws.

The foregoing summaries of the Placement Agent Warrants, the senior unsecured convertible note purchase agreement, the Senior Unsecured Convertible Promissory Note, the Registration Rights Agreement, and the Placement Agency Agreement, do not purport to be complete and are subject to, and qualified in its entirety by, attached as Exhibits 4.1, 10.1, 10.2,10.3, and 10.4, to this Report on Form 6-K, which are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Placement Agent Warrant
10.1	Form of Senior Unsecured Convertible Note Purchase Agreement
10.2	Form of Senior Unsecured Convertible Promissory Note
10.3	Form of Registration Rights Agreement
10.4	Placement Agency Agreement by and between the Company and Dominari Securities LLC dated March 31, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skyline Builders Group Holding Limited

Date: April 10, 2026	By:	/s/ Ngo Chiu Lam
	Name:	Ngo Chiu, LAM
	Title:	Chairman of the Board, Chief Executive Officer and Director

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